July 12, 2006

Ms. Rebekah J. Toton

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	Eastern Services Holdings, Inc.

Amendment No. 3 to Registration Statement filed on Form SB-2

Filed on February 15, 2006

File No. 333-128415

Dear Ms. Toton:

We represent Eastern Services Holdings, Inc. (the “Company”). We are in receipt of your letters dated March 15, 2006 and March 22, 2006 regarding the above referenced filing and the following are the Company’s responses thereto:

Company’s Response to SEC Comment Letter Dated March 15, 2006

Management’s Discussion and Analysis or Plan of Operations, page 13

Critical Accounting Policies, page 14

Prior Comment Number 27

1.

It is not evident from your response how you have complied with the requirements to disclose critical accounting estimates in accordance with Section V of SEC Release No. 33-8350. In your response, tell us where you believe you have provided the appropriate disclosures and tell us why it is your belief that they comply with the requirements. Note that the critical accounting estimates or assumptions required in MD&A should supplement, not duplicate, the description of accounting policies. Please refer to paragraphs four and five in the SEC Release.

ANSWER:

The Company’s management has reviewed Section V of SEC Release No. 33-8350 and has revised the Critical Accounting Policies disclosure. The Company considered the quality and variability of information regarding the financial condition and operating performance that may have changed in the past and future that may have a material effect and has quantified them where possible. Specifically the Company considers risk of variability with changes in contract which may effect the recognition of income and also the possibility of changes in the tax code which may effect the long term rates of return.

Liquidity and Capital Resources, page 15

Prior Comment Number 28

2.

It does not appear that you have addressed all of the concerns noted in our prior comment. We note that you have removed “deferred salaries” as a principal source of liquidity. However, your response does not explain to us how you are accounting for deferred salaries along with the amounts that have been deferred for the years ended December 31, 2004 and 2003 and the six months ended June 30, 2005. Also, as previously requested, describe, in great detail, your payment arrangements with consultants and indicate whether you pay them in advance or until you receive payment from the customer.

ANSWER:

The Form SB-2 has been revised to remove “deferred salaries” as a principal source of liquidity. In error, the company listed deferred salaries as a source of liquidity, when in fact the company was not accounting for deferred salaries, but accrues the salaries that are due to the person performing services.

The Company uses two types of consultants. Real Estate Appraisers are paid typically a flat fee which ranges from $5000 to $20,000 depending on the size of the hotel property. The second type of consultants temporary consultants that work on an hourly basis and help in administration work. Both types of consultants are paid upon services being performed.

Prior Comment Number 29

3.

We note in your response that the Company believes that they only require $50,000 to continue its operations over the next twelve months. Tell us, in great detail, why your capital requirement disclosure in the amendment 3 to your Form SB-2 decreased by $100,000 from the capital requirement disclosure in the amendment 2 to your Form SB-2.

ANSWER:	The disclosure in the prior filings was incorrect. The Company requires $50,000 to continue operations over the next twelve months.

4.	It appears that you have not addressed all of the concerns noted in our prior comment. Please address the following:
•

Revise your filing to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive.

•	Revise your filing to disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.

ANSWER:

The SB-2 has been revised to disclose that the Company can sustain its operations for at least the next twelve months. The Company generates enough income each month to cover its expenses. Any shortfalls will be covered by our majority shareholder. The Company’s burn rate is approximately $9500 per month.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004, page 16

Gross Revenues, page 16

Prior Comment Number 30

5.

We note your response to our prior comment and the revised disclosure in your amended Form SB-2. We are reissuing and clarifying a portion of our prior comment. Your filing should explain in detail how this cap affects trends in light of the new information that the State of Nevada will remove the cap during the year ending 2006.

ANSWER:

The Form SB-2 has been revised to include financials for the periods ending March 31, 2006 and December 31, 2005. Discussion has been provided in the “Market Trends” and “Fiscal Year Ended December 31, 2005 Compared To The Fiscal Year Ended December 31, 2004” subsections of the “Management’s Discussion And Analysis Or Plan Of Operation” section.

Total Expenses page 16

Prior Comment Numbers 31 and 32

6.

We note your responses to our prior comments. Reconcile the statement in your response to prior comment number 31 that “[i]n 2005 there were no consultants needed to complete the audits...” with the statement in your response to prior comment number 32 that “Cost of Services are fees paid out to consultants by the hour...” In light of the fact that you recognized $4,548 in Cost of Services for the nine months ended September 30, 2005, explain in great detail what you mean when you disclose that there were no consultants needed in 2005.

ANSWER:

The Company made an error in stating that the Company did not need consultants for the year 2005. The Company has removed references to and has revised its statement to disclose the company uses consultants on an as needed basis.

7.

As noted in our prior comment number 32, the specific causes for material changes from period to period of cost of sales for the fiscal year ended December 31, 2004 compared to the fiscal year end December 31, 2003 were not included within your filing. Simply stating that the increase in cost of services was a result of the increase in revenues does not appear to provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance, as well as its prospects for the future. Revise your filing as appropriate.

ANSWER:	The Form SB-2 has been revised to include disclosure of specific causes for material changes from period to period.

Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003, page 16

Gross Revenues, page 16

Prior Comment Number 34

8.

We note your response to our prior comment. As previously stated, MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. As such, it appears that investors would benefit from a discussion of what is involved with a “successful audit” and how those audits result in revenues for the Company. Revise your filing, as appropriate.

ANSWER:	This section has been revised to discuss what is involved with a successful audit and how such audits result in revenue for the Company.

Consolidated Financial Statements as of September 30, 2005

Prior Comment Number 40

9.

We note your response to prior comment number 40 and it does not appear as tough you have addressed the second part of the comment. As previously requested, confirm and disclose that interim financial statements include all adjustments that in the opinion of management are necessary in order to make the financial statements not misleading. We again refer you to instruction (2) of Item 310(b) of Regulation S-B. Revise your filing as appropriate.

ANSWER:

The Company’s management has referred to instruction (2) of Item 310(b) of Regulation S-B and will apply these instructions to all interim financial statements. For the amended filing there are no interim financial statements that are required to be included at this time.

Consolidated Financial Statements as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm, page F-1

Prior Comment Number 42

10.

We note your response to our prior comment. It does not appear that the risk factor mentioned in your response was included in the third amendment to your Form SB-2. We are reissuing prior comment number 42. Explain to us your basis for engaging an audit firm from Altamonte Springs, Florida when your principal offices, as indicated on the front cover of your filing, are located in Santa Monica, California. Revise your filing as appropriate for any risk factors related to this area.

ANSWER:	The Form Sb-2 has been revised to include a risk factor based on the above.

Statements of Cash Flows, page F-5

Prior Comment Numbers 43 and 44

11.	We note that your statement of cash flows does not appear to be revised as you indicate in your response to prior comment numbers 43 and 44 and so we are reissuing the comments.
•

The balance sheet indicates that you have a bank overdraft included with your accounts payable line-item. Bank overdrafts should be presented as financing activity within the statements of cash flows instead of as an operating activity. See AICPA TPA 1300.15.

•

You present a single line-item for cash received (paid) from stockholder in the statements of cash flows. Revise to separately present cash received from that of cash paid on a gross basis. The line-items should also clearly indicate the sources of the cash activity (i.e., notes payable, sale of equity instruments). See paragraph 11 of SFAS 95.

ANSWER:

In the current amended filing there are no bank overdrafts that were in existence for these financial statement dates. Management has taken note of not including bank overdrafts in account payable and also listing the bank overdraft as a financing activity in the cash flow statement should it exist. The Company’s management has referred to AICPA TPA 1300.15 and will keep this on file for future reference when preparing financial statements.

With regard to presenting a single line item for cash received (paid) from stockholder in the statement of cash flows, the Company’s management has revised the cash flow statement to separately present cash received from that of cash paid on a gross basis and clearly indicates sources of the cash activity. The Company’s management has referred to paragraph 11 of SFAS 95 and will keep this on file for future reference when preparing financial statements.

Notes to the financial statements

1.	Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

Prior Comment Number 45

12.

We note your response to prior comment number 45 and reissue and clarify part of the comment. Your response indicates that you are the principal in the service agreements and implies that you should recognize revenue on a gross basis. Indicate why you believe that you are a principal in these agreements instead of an agent as it relates to the criteria listed in EITF 99-19. Provide your analysis of EITF 99-19 that supports gross accounting for these service transactions. Further, your policy disclosure should clearly demonstrate how you evaluate the basic criteria of SAB Topic 13 when determining that revenue is realized and earned. Your policy disclosure should also encompass important judgments relating to revenue recognition. In this respect, we believe your policy should clearly explain whether you act as principal or agent in your transactions and hence, whether you report revenue on a gross or net basis.

ANSWER: The Company made an error in the Footnote 1 regarding Revenue Recognition. The Company has revised the disclosure to show that the revenue is recognized upon the fulfillment of the contingency on which the service contract is based upon. The Disclosure has been revised to show that the company recognizes contract revenue on a gross basis.

The Company has reviewed EITF 99-19 and has made an analysis of its revenue contracts and its policies regarding the expenses of its employees and its consultants in relation to revenue recognition in accordance with EITF 99-19, and it believes based on the criteria of principle versus agent and gross versus net of revenue recognition, that the company acts as the principle and does not retain any agents. The consultants that the company uses are paid on as needed basis and do not charge the customer a commission, therefore all revenues are paid directly to the company without a net expense deducted.

Prior Comment Number 46

13.

Reconcile the statement in your response that “irievenue is recognized when services are performed...” with the statement in your revenue footnote that “Nevenues are recognized as services are performed...” In this regard, explain when the earnings process is complete. We also reissue and clarify part of our prior comment. Explain, in great detail, when the contingent and fixed fee portion of the agreement is determined. Also, describe the cash payment terms for customers. In this regard, tell us when your customers pay you in relation to the services provided. Also tell us if you provide any extended payment terms to your customers.

ANSWER:

We have revised the revenue footnote to accurately reflect when revenues are recognized. The earnings process is complete upon the contingency clause in the service contract being successful. If the company is not successful in saving the customer tax liability, then the Company will not be paid. There is no fixed fee agreement in relation to the contract. The Company is paid 50% of the difference in reduction of the tax liability.

The customers pay the company when the Company has fulfilled the contingency part of its contract. Payment is due on July 1 of each year as that is when the tax bill is issued, and that is when the customer realizes any tax savings that the Company was successful in reducing. The payment terms are July 1 of each year, therefore no payment terms are extended by the Company beyond July 1 of each year.

Basis of Accounting, page F-6

Prior Comment Number 48

14.

We note your response to prior comment number 48. It appears that the disclosure related to software development costs is still present on page F-6 of your audited financial statements. If the disclosure does not apply, as you indicated in your response, revise your filing as appropriate.

ANSWER:	The Company’s management has revised disclosures to exclude references to Software Development Costs.

Earnings Per Share, page F-7

Prior Comment Number 49

15.

We note your response to prior comment number 49. We point out that the disclosure guidelines outlined in paragraph 40 of SFAS 128 are required. Tell us, in great detail, why management believes the disclosures are not required. Further, given that the offering price of the shares is $.10, tell us why Ahkee Rahman’s option agreement of 500,000 at $1.00 per share is not considered dilutive. Cite the appropriate accounting literature in your response.

ANSWER:

We have revised the footnotes to disclose the reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. The reason the Option Agreement is not considered dilutive is the Company had a loss for the year ending December 31 2005, the option agreement that was entered into that year would not be dilutive.

16.

If your basic and diluted earnings per share are the same, revise your presentation in your Statements of Operations to include a line item for “basic and diluted” earnings per share, as opposed to your current presentation of “basic” earnings per share. Also revise the presentation in your interim financial statements as necessary. We refer you to paragraph 36 of SFAS 128.

ANSWER:	The statement of operations has been revised to include the line item “basic and diluted” earnings per share.

Compensation in the form of stock, page F-7

Prior Comment Number 50

17.

We note your response to the prior comment. Tell us, in great detail, why management considers the SFAS 123 disclosures to be complete. In your response, specifically address each required disclosure outlined in paragraphs 45 through 48 of SFAS 123 and paragraph 2(e) of SFAS 148 and where management believes the required disclosure is included within the consolidated financial statements or why the required disclosure is not applicable to the company.

ANSWER:

We have removed the disclosure regarding Compensation in the form of stock as the company has not compensated any employees in the form of stock, nor does the company have any agreements to compensate in the form of stock.

Income Taxes, page F-7

Prior Comment. Number 51

18.

Your income tax footnote still does not include disclosures required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures. Alternatively, explain why management believes the current disclosures are appropriate by addressing each of the required disclosures outlined in paragraphs 43 through 49 and how specifically the company has complied with them.

ANSWER:	The Company has reviewed paragraphs 43 thru 49 of SFAS 109 and has revised the footnotes.

Stockholder Equity, page F-8

Prior Comment Number 52

19.

We note your response to prior comment number 52 and reissue and clarify the comment. On page F-8 of the footnotes to your consolidated financial statements as of December 31, 2004 and 2003, you indicated that 1,600,000 shares of common stock have been issued. This amount should agree to the December 31, 2004 balance sheet and statement of stockholders’ equity as the stockholder equity footnote discloses information about the company at a point in time. Note that events occurring subsequent to the date of the consolidated financial statements should be detailed in a “subsequent event” footnote.

ANSWER:

The Company’s management has noted that the number of shares disclosed in the equity section of page F-8 was inadvertently misquoted at 1,600,000 in the first paragraph. This amount has been revised to agree with the paragraphs after that are correct and agree with the amounts disclosed in the balance sheet and statement of stockholders equity.

Company’s Response to SEC Comment Letter Dated March 22, 2006

General

1.

Please refer to prior comment 1 of our letter dated December 9, 2005. We note from your response that the Eastern Services Holdings, Inc. was formed as a holding vehicle to own Eastern Services. Group, Inc. However, throughout your prospectus, such as in the Business section on page 11, you disclose that Eastern Services Holdings commenced operations for the purpose of evaluating, structuring, and completing a merger with prospects consisting of private companies, partnerships, or sole proprietorships in the United States. Moreover, you state that the purpose of the reorganization with Eastern Services Group was to obtain an operating company that you believed has a successful business plan. Please revise your disclosure to clarify that you formed Eastern Services Holdings initially as a holding company for Eastern Services Group, Inc. and clarify the role that Mr. Carrigan had in founding and organizing Eastern Services Holdings, Inc.

ANSWER:

The Form SB-2 has been revised to disclose that the Company was formed specifically as a holding vehicle for Eastern Services Group, Inc. Mr. Carrigan was consulted, involved, and in agreement with the organization of the Company. Mr. Carrigan remains our principal shareholder.

2.

Please refer to prior comment 2 of our letter dated December 9, 2005. We note your response to our previous comment that separate offering documents were used to solicit investors for Eastern Services and Grant Enterprises. Please tell us if these solicitations occurred at or about the same time and whether investors were solicited to participate in both transactions at the same time. Please tell us the manner in which Mr. Carrigan solicited these investors. Did he have a prior business relationship with these investors? Tell us Mr. Carrigan’s affiliation, if any, with the third company referenced in your response.

ANSWER:

The Eastern Services and Grant Enterprises offerings were both completed in December 2004. Investors were solicited to participate in both transactions at the same time. Mr. Carrigan solicited these investors in face-to-face conversations. Each of these investors are either family members, business associates, friends, or friends or family members of friends. Mr. Carrigan is Grant Enterprises is the sole officer and director of Grant Enterprises, Inc.

About Our Company, page 1

3.

Please refer to prior comment 7 of our letter dated December 9, 2005. We note your revisions to this section. However, it is unclear how you intend to “become the leading independent tax analysis service for casino operations” in your target geographic market given your disclosure on page 15 that your cash requirements will increase as you “build infrastructure, develop a business plan and establish a marketing network, customer support and administrative organizations.” Revise to highlight your current business operations and your relative size in the industry and geographic market in which you operate.

ANSWER:

This section has been revised to remove the statement that the Company intends “become the leading independent tax analysis service for casino operations” and has replaced it with a statement that through its subsidiary, the Company provides “independent tax analysis service for casino operations.”

This section has been further revised to disclose that the Company is relatively small and relies on personal relationships cultivated with casino executives and word-of-mouth recommendations. In addition, this section has been revised to disclose that the Company’s current business operations are comprised of doing work for Coast Resorts and Riverside Resorts.

Risk Factors

The likelihood of our success..., page 2

4.

It appears that the risk(s) described under this subheading are applicable to any small company operating in a competitive market. Please revise this generic risk factor to disclose the risks to potential investors or your business from the factors identified.

ANSWER:

This risk factor has been removed due to the fact that our wholly owned subsidiary, Eastern Services Group, Inc. has been in operation for 8 years. In addition, other risk factors included in the Form SB-2 address in greater detail the risks our Company faces.

Ahkee Rahman is our sole officer and director..., page 3

5.

Please refer to prior comment 10 of our letter dated December 9, 2005. We note the risk factor disclosure added on page 3. Revise to state whether Ms. Rahman has any experience as the officer of a public company.

ANSWER:

This section has been revised to disclose that Ms. Rahman was Secretary and Director for Converge Global Inc., an internet incubator, from 2000 to 2002. Converge Global, Inc. was a public company, however, it terminated the registration of its securities under Section 12(g) of the Exchange Act on November 20, 2002.

Because we are dependent upon a few customers..., page 4

6.

Revise to clarify your dependence on a few major customers that account for a “large portion” of your revenues. On page 12 you state that you currently work with more than 20 casino properties. Have you provided services to all these properties in the last year? We also note from page 14 that it appears that the provision of your services appears to have some cyclical features. Revise to disclose any material impact on your customer base and revenues from the cyclical nature of your tax audits.

ANSWER:

This section has been revised to disclose that the Company currently works with three properties which each account for one third of its revenue. References to the Company’s relationship with 20 properties has been removed.

Plan of Distribution, page 7

7.	Please clarify the meaning of your disclosure that the distribution of the shares may be effected “through transactions in options, swaps or other derivatives.”

ANSWER:	This disclosure has been removed from the Form SB-2.

Directors, Executive Officers, Promoters and Control Persons, page 8

8.

Please refer to prior comment 17 of our letter dated December 9, 2005. We note your changes in this section in response to our previous comment. If either Converge Global, Essential Technologies or Digitalmen.com were public companies, please revise to so state.

ANSWER:

This section has been revised to disclose that Ms. Rahman served as Secretary and as a Director of Converge Global, Inc. from 2000 to 2002. In addition, Converge Global, Inc. was a public company at that time, however terminated its registration of securities under Section 12(g) of the Exchange Act. Furthermore, neither Essential Technologies nor Digitalmen.com was a public company.

9.

Please refer to prior comment 18 of our letter dated December 9, 2005. We note the disclosure regarding Mr. Carrigan added on page 8. Revise to disclose Mr. Carrigan’s age. See Item 401(a)(1) of Regulation S-B. Please also revise to state where Mr. Carrigan received his degrees and to provide the dates during which he held the positions described. Finally, revise to disclose Mr. Carrigan’s affiliation with Grant Enterprises.

ANSWER:	This section of the Form SB-2 has been revised to disclose Mr. Carrigan’s age and dates correlating to his work history and degrees earned.

Security Ownership of Certain Beneficial Owners and Management, page 9

10.

Please refer to prior comment 19 of our letter dated December 9, 2005. We note your revisions to this section. However, beneficial ownership should be calculated pursuant to Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-B. In this regard, we note that it appears you have calculated the percentage of beneficial ownership for Mr. Carrigan based upon 2,100,000 total shares (1,600,000 shares outstanding plus 500,000 shares underlying options granted to Ms. Rahman). Any securities not outstanding which are subject to options, warrants, rights or conversion privileges should be deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but should not be deemed to be outstanding for the purpose of computing percentage of the class owned by any other person. See Rule 13d-3(d)(1)(ii) and Instruction 3 to Item 403. Please revise.

ANSWER:	This section has been revised in accord with the above comments.

11.

Please revise this table to disclose the shares owned by Mr. Carrigan in the total common stock owned by executive officers and directors as a group. See Item 403(b) of Regulation S-B. In this regard, Mr. Carrigan appears to be an executive officer as defined in Item 402(a)(2). See Instruction 2 to Item 402(a)(2) and the definition of “executive officer” set forth in Rule 3b-7 of the Securities Exchange Act, which can include executive officers of a subsidiary that perform policy making functions for the registrant. Given that Mr. Carrigan is the principal and sole employee of your operating subsidiary and that all operations take place in Nevada, it appears that he is in charge of your principal business unit and performs policy making functions for you. Therefore, it is unclear why he is not named one of your executive officers and corresponding disclosure pursuant to Items 401, 402, 403 and 404 of Regulation S-B is not provided. Please revise or advise.

ANSWER:	This section has been revised to include Richard Carrigan’s shareholdings in the total common stock owned by executive officers and directors as a group.

Description of Business, page 11

12.

Please refer to prior comment 21 of our letter dated December 9, 2005. We note your response to our previous comment. However, we continue to believe that you should substantially revise your disclosure to provide the information pursuant to Item 101(b) of Regulation S-B. Several examples are:

•

Your revised disclosure states that you provide “consulting services based on risk assessment via telephone or in face-to-face setting.” However, this description does not address the types of “traditional tax analysis, preparation, and business consulting services” you provide to your clients. You state that you do not provide general CPA or filing services, but you did not expand your description of the types of services you do provide.

•

On page 13 and 14, you disclose that you provide analysis and assessment of tax liability, but these services are not described in detail in this section. How do you conduct these “assessments”? Is this accomplished by auditing tax returns or other information? Do you focus primarily on assessing tax liability on real or personal property? Do you focus primarily on local, state and/or federal tax liability?

•

On page 14 you also disclose that “the sale and use taxed [sic] audits are every 4 years and the cycle is in full circle for audit defense and refund opportunity.” Revise your disclosure in the Business section to describe any cyclical features of your business and what it means to your business for the cycle for audit defense and refund opportunity to be “in full circle.”

•	Specifically, what types of recommendations do you provide that ensure that accounting and tax filing procedures “afford viable tax savings”?
•	Does Mr. Carrigan provide all your services or do you use contractors/consultants to provide certain services as suggested by management’s discussion and analysis? See Item 101(b)(2).
•

Elsewhere in the prospectus, you refer to your “planned expansion.” Revise to disclose the manner in which management plans to expand your business and how management anticipates implementing these plans.

ANSWER:	This section of the Form SB-2 has been revised in accord with the above.

13.

Please refer to prior comment 23 of our letter dated December 9, 2005. We note your response that you have an “ongoing engagement” with each of the named entities. Tell us what you mean by this disclosure. Are you currently, or have you in the last year, provided services to all the entities named? If not, revise to tell investors what you mean by this disclosure. Do you have any customers that accounted for more than 10% of your revenues in any of the periods discussed in the prospectus? We further note from your response that you are “primarily dependent on several large clients.” Revise to clarify this disclosure.

ANSWER:

This section has been revised to disclose that the Company has ongoing engagements with Coast Resorts, Riverside Resort and Casino, and the El Cortez Hotel and Casino. These three engagements each account for 1/3 of the Company’s revenues.

Management’s Discussion and Analysis or Plan of Operation, page 13

14.

Please refer to prior comment 24 of our letter dated December 9, 2005. Consider expanding the fourth paragraph of your revised disclosure on page 14 to explain to investors the impact of these trends in real estate and personal property audits on your business.

ANSWER:	This section has been revised to discuss trends in real estate and property audits and how such trends affect the Company’s business.

15.	Revise to include a discussion on the anticipated costs, if material, to being a publicly reporting company.

ANSWER:	The Form SB-2 has been revised to disclose that the Company will incur audit, accounting, and legal fees in connection with filing periodic reports pursuant to the Securities Exchange Act of 1934.

Liquidity and Capital Resources., page 15

16.

Please refer to prior comment 29 of our letter dated December 9, 2005. Please revise to state that you believe you are able to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

ANSWER:	This section has been revised to disclose that the Company believes it will be able to fund its planned operations for a period of no less than twelve months from the date of this prospectus.

Results from Operations, page 16

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Gross Revenues, page 16

17.

We note your disclosure that gross revenues decreased by $79,710 for the nine months ended September 30, 2005 from the nine months ended September 30, 2004. However, the difference between $235,420 and $53,000 is $182,420. Please revise here and on page 14 or advise.

ANSWER:	The Form SB-2 has been revised to include financials for the period ending March 31, 2006 and December 31, 2005.

18.

Please refer to prior comment 30 of our letter dated December 9, 2005. We note from your revised disclosure that once the 8% cap is lifted, “the costing on all of the properties will resume at market value appraisals.” The meaning of this disclosure is unclear. Please revise to why this 8% cap “limited revenue streams” for all periods in 2005 and how properties resuming market value appraisals will impact your business.

ANSWER:

This section has been revised to disclose that because real estate tax liability was capped at 8%, casinos had less incentive to seek tax burden relief in 2005. As a result, demand for our services decreases, thereby reducing revenue.

Results of Operations for the Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Gross Revenues

19.

Please refer to prior comment 34 of our letter dated December 9, 2005. We note your response to our previous comment. Please revise the disclosure in your prospectus to provide this analysis to investors.

ANSWER:

The Results of Operations for the Fiscal Year Ended December 31, 2005 Compared to the Fiscal Year Ended December 31, 2004 has been revised to disclose material trends and how such trends, with particular regard to the cap on real estate taxes, effect the Company’s business.

Description of Property, page 17

20.

Please refer to prior comment 35 of our letter dated December 9, 2005. We note your revised disclosure relating to the location where your principal business operations are conducted. Revise to state if you own this property. If you do not own the property, revise to disclose if you pay a fee for the use of this property. Moreover, please revise to disclose that this is also the address of Mr. Carrigan.

ANSWER:

This section has been revised to disclose that the Company’s principal place of business is Richard Carrigan’s private residence and that Mr. Carrigan owns this property and that the Company is not charged for use of same.

Certain Relationships and Related Transactions, page 17

21.

Please refer to prior comment 36 of our letter dated December 9, 2005. We note your revised disclosure at the bottom of page 17. Please reduce the verbal agreement memorializing this transaction to writing and file it as an exhibit to the registration statement.

ANSWER:	The SB-2 has been revised to include an exhibit containing the terms of the verbal agreement between the Company and Richard Carrigan.

22.

Please refer to prior comment 37 of our letter dated December 9, 2005. We were unable to locate any revisions to the prospectus based on our prior comment. Please revise the prospectus to disclose all payments made to Mr. Carrigan during the last two years in his capacity as an employee of ESG. Moreover, we note your disclosure on page 3 that Mr. Carrigan drew a salary of $50,000. Tell us how this relates to your response (and the disclosure on page 19) that Mr. Carrigan was paid approximately $60,000 in 2005.

ANSWER:	The disclosure on Page 3 that Mr. Carrigan drew a salary of $50,000 was incorrect and has been amended to disclose that such salary was $60,000.

Market for Common Equity and Related Stockholder Matters, page 18

23.

You disclose that as of February 14, 2006, no shares of your common stock were currently available for resale under Rule 144. However, you go on to disclose that after December 2005, all 400,000 shares purchased in the Reg D offering “will become available for resale” pursuant to Rule 144. This disclosure appears inconsistent. Please revise or advise.

ANSWER:	This section has been revised to disclose that, as of December 2005, all 400,000 shares purchased in the Company’s Regulation D offering are available for resale pursuant to Rule 144.

Executive Compensation. page 18

Summary Compensation Table

24.

Please note that this table should be presented as of your most recent fiscal year end. In this regard, the last paragraph on page 18 seems to suggest that the disclosure in this table goes through February 14, 2006. Please revise to clarify your disclosure.

ANSWER:	This section has been updated to disclose that the Summary Compensation Table data is presented as of December 31, 2005.

25.	Please revise to provide an option grant and option exercise table as required by Items 402(c) and (d) of Regulation S -B.

ANSWER:	This section has been revised to include an option grant/exercise tables as required by Items 402(c) and (d) of Regulation S-B.

Part II

Item 28. Undertakings

26.

Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended in Release No. 33-8591. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

ANSWER:	The SB-2 has been revised to include the appropriate undertakings.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Peter D. Visalli
PETER D. VISALLI